Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

General
The Company’s authorized capital stock currently consists of:
•60,000,000 shares of common stock, $0.01 par value per share; and
•10,000,000 shares of preferred stock, $0.01 value per share.
No shares of our preferred stock are currently outstanding. The Company’s common stock is traded on NASDAQ under the symbol “HTBI.”
Common Stock
The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Charter (the “Charter”) and our Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.4 is a part. We encourage you to read our Charter, our Bylaws and the applicable provisions of Maryland General Corporation Law, for additional information.
Each share of our common stock has the same relative rights and is identical in all respects with each other share of our common stock. The Company’s common stock represents non-withdrawable capital, is not of an insurable type and is not insured by the FDIC or any other government agency.
Subject to any prior rights of the holders of any preferred or other stock of the Company then outstanding, holders of our common stock are entitled to receive such dividends as are declared by the board of directors of the Company out of funds legally available for dividends.
Except with respect to greater than 10% shareholders, full voting rights are vested in the holders of our common stock and each share is entitled to one vote. Subject to any prior rights of the holders of any of our preferred stock then outstanding, in the event of a liquidation, dissolution or winding up of the Company, holders of shares of our common stock will be entitled to receive, pro rata, any assets distributable to shareholders in respect of shares held by them. Holders of shares of Company common stock do not have any preemptive rights to subscribe for any additional securities which may be issued by the Company, nor do they have cumulative voting rights.
In addition to the foregoing, provisions in our Charter and Bylaws may discourage attempts to acquire HomeTrust Bancshares, pursue a proxy contest for control of HomeTrust Bancshares, assume control of HomeTrust Bancshares by a holder of a larger block of common stock, and remove HomeTrust Bancshares’ management, all of which shareholders might think are in their best interests.
These provisions include:
•an 80% shareholder vote requirement for certain business combinations not approved by disinterested directors, for amendments to some provisions of the articles of incorporation and for any amendment of the bylaws by shareholders;
•the election of directors to staggered terms of three years;
•provisions requiring advance notice of shareholder proposals and director nominations;
•a requirement that the calling of a special meeting by shareholders requires the written request of shareholders entitled to vote at least a majority of all votes entitled to vote at the meeting; and
•the removal of directors only for cause and by a vote of a majority of the outstanding shares of common stock.

Federal banking law also restricts acquisitions of control of savings and loan holding companies such as HomeTrust Bancshares. In addition, the business corporation law of Maryland, the state where HomeTrust Bancshares is incorporated, provides for certain restrictions on acquisition of HomeTrust Bancshares.
Preferred Share Purchase Rights
The following description of our preferred share purchase rights (the “Rights”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Articles Supplementary to our Charter (“Articles Supplementary”)

and our Tax Benefits Preservation Plan (the “Plan”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.4 is a part. We encourage you to read our Articles Supplementary and the Plan, for additional information.
On September 25, 2012, the Board of Directors of the Company declared a dividend of one Right for each share its common stock outstanding at the close of business on October 9, 2012 (the “Rights Record Date”), and to become outstanding between the Record Date and the earlier of the Distribution Date and the Expiration Date (each as defined below).  The Rights will be issued pursuant to the Plan, dated as of September 25, 2012, as amended on August 31, 2015 and August 21, 2018, between the Company and Computershare Trust Company, as rights agent (the “Rights Agent”).  Each Right represents the right to purchase, upon the terms and subject to the conditions set forth in the Plan, 1/1,000th of a share of Junior Participating Preferred Stock, Series A, par value $0.01 per share (“Preferred Share”), for $22.63 (the “Purchase Price”), subject to adjustment as provided in the Plan.
The purpose of the Plan is to protect the Company’s ability to use certain tax assets, including net operating loss carryforwards (the “Tax Benefits”), to offset future taxable income.  The Company’s use of the Tax Benefits in the future would be substantially limited if it experiences an “ownership change” for purposes of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”).  In general, an ownership change will occur if the Company’s “5-percent shareholders,” as defined in Section 382 of the Code, collectively increase their ownership in the Company by more than 50 percentage points over a rolling three-year period.
The Plan is designed to reduce the likelihood that the Company will experience an ownership change by discouraging any person from becoming a beneficial owner of 4.99% or more of the then outstanding common stock (a “Threshold Holder”).  There is no guarantee, however, that the Plan will prevent the Company from experiencing an ownership change.  A corporation that experiences an ownership change will generally be subject to an annual limitation on certain of its pre-ownership change tax assets in an amount equal to the fair market value of the corporation’s outstanding stock immediately prior to the ownership change, multiplied by the long-term tax-exempt rate.
Distribution Date.  Initially, the Rights will be attached to all shares of our common stock then outstanding, and no separate Right certificates will be distributed.  On or after the Distribution Date, the Rights will separate from the shares of common stock and become exercisable.
The “Distribution Date” will occur on the earlier of (i) the close of business on the tenth business day after a Shares Acquisition Date (as defined below) and (ii) the close of business on the tenth business day (or such later day as may be designated prior to a Shares Acquisition Date by the Company’s Board of Directors) after the date of the commencement of a tender or exchange offer by any person if, upon consummation of the offer, such person would or could be an Acquiring Person (as defined below).
A “Shares Acquisition Date” is the date of the first public announcement by the Company or an Acquiring Person indicating that an Acquiring Person has become such.
An “Acquiring Person” means any person who or which, together with its affiliates, beneficially owns 4.99% or more of the Company’s common stock (or any other securities of the Company then outstanding that would be treated as “stock” under Section 382 of the Code), other than (i) the U.S. Government; (ii) the Company or any subsidiary or employee benefit plan or compensation arrangement of the Company; (iii) any person or entity who or which, together with its affiliates, was on the Rights Record Date, the beneficial owner of 4.99% or more of the Company’s common stock, unless that person or entity subsequently increases their beneficial ownership percentage (other than as a result of any stock dividend, stock split or similar transaction or stock repurchase by the Company); (iv) any person or entity who or which the Company’s Board of Directors determines, in its sole discretion, has inadvertently become a 4.99% or greater stockholder so long as such person or entity promptly divests sufficient shares to no longer be a 4.99% or greater stockholder; (v) any person or entity who or which has become the beneficial owner of 4.99% or more of the Company’s common stock as a result of an acquisition of shares of common stock by the Company which, by reducing the number of shares outstanding, increased the proportionate number of shares beneficially owned by that person or entity, provided that the person or entity does not acquire any additional shares other than as a result of any stock dividend, stock split or similar transaction; and (vi) any person or entity who or which has become a 4.99% or greater stockholder if the Company’s Board of Directors in good faith determines that the attainment of such status has not jeopardized or endangered the Company’s utilization of the Tax Benefits.
Flip-In.  From and after a Shares Acquisition Date, (i) Rights owned by the Acquiring Person and its affiliates and certain of their transferees will automatically be void; and (ii) each other Right will automatically become a Right to buy, for the Purchase Price, in lieu of Series A Preferred Stock, that number of shares of the Company’s common stock equal to (a) the Purchase Price multiplied by the number of 1/1000ths of a share of Series A Preferred Stock for which the Right is then exercisable divided by (b) 50% of the then-current per share market price of the Company’s common stock.
Exchange.   At any time after a Shares Acquisition Date the Company’s Board of Directors may, at its option, exchange all or part of the then outstanding and exercisable Rights for shares of common stock at an exchange ratio of one share of common stock per Right, subject to adjustments and limitations described in the Plan.  The Board may enter into a trust agreement pursuant to which the Company would deposit into a trust shares of common stock that would be distributable to stockholders (excluding the Acquiring Person and its affiliates) in the event the exchange is implemented.  This feature is intended to facilitate a more orderly distribution of shares of common stock in the event that a Shares Acquisition Date occurs.
Redemption.  At any time prior to the Distribution Date, the Company’s Board of Directors may, at its option, redeem all, but not fewer than all, of the then outstanding Rights at a redemption price of $0.0001 per Right.
Amendments. the Company may from time to time before the Distribution Date supplement or amend the Plan without the approval of any holders of Rights.
After the Distribution Date, the Plan may not be amended in any manner that would adversely affect the interests of the holders of Rights.
Expiration. The Rights will expire on the earliest of (i) August 21, 2021, (ii) the time at which all Rights have been redeemed by the Company, (iii) the time at which all Rights have been exchanged by the Company, (iv) such time as the Company’s Board of Directors determines, in its sole discretion, that the Rights and the Plan are no longer necessary for the preservation of existence of the Tax Benefits, and (v) a date prior to a Shares Acquisition Date on which the Board determines, in its sole discretion, that the Rights and the Plan are no longer in the best interests of the Company and its stockholders.
Anti-Takeover Impact. The Plan could have an anti-takeover effect because it will restrict the ability of a person, entity or group to accumulate 4.99% or more of our common stock, and the ability of persons, entities or groups owning 4.99% or more of our common stock prior to the adoption of the Plan, from acquiring additional shares of our common stock without the approval of the Company’s Board of Directors.  The Plan also could have an anti-takeover effect because an Acquiring Person’s ownership may be diluted substantially upon the occurrence of a triggering event. Accordingly, the overall effects of the Tax Benefits Preservation Plan may be to render more difficult, or discourage, a merger, tender offer, proxy contest or assumption of control by a substantial holder of Company stock.

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